United States

Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2024

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F ☐ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers during the month ended on May 31, 2024.

Company: PETROLEO BRASILEIRO S.A. - PETROBRAS
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				135.369.509	2,4%	1,0%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price	Volume (R$)
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/16/2024	2.642.300	37,2976	98.551.476,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/17/2024	2.422.500	36,8528	89.275.982,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/20/2024	1.473.300	36,8774	54.331.410,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/23/2024	1.850.000	37,1709	68.766.235,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/24/2024	1.065.000	36,8125	39.205.346,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/27/2024	103.200	36,7755	3.795.234,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/28/2024	1.502.300	37,7528	56.716.075,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/29/2024	957.500	37,6616	36.060.935,00
Shares	PETR4	Bradesco S/A Corretora de Títulos e Valores Mobiliários	Buy	05/31/2024	996.400	38,2579	38.120.171,00
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				148.382.009	2,6%	1,1%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A–PETROBRAS (Registrant)

By CARLOS ALBERTO RECHELO NETO

Chief Financial Officer and Investor Relations Officer

Date: June 10, 2024.